UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 2 June 2024, London UK

Blenrep combination reduced the risk of disease progression or death by nearly 50% versus standard of care combination in relapsed/refractory multiple myeloma

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DREAMM-8 phase III trial showed statistically significant and clinically meaningful improvement in primary endpoint of progression-free survival (PFS)
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Median PFS not yet reached at 21.8 months median follow-up versus 12.7 months in bortezomib combination
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Second trial to show robust efficacy for a Blenrep combination versus a standard of care in second line and later relapsed/refractory multiple myeloma
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Results simultaneously published in the New England Journal of Medicine

GSK plc (LSE/NYSE: GSK) today announced positive results from an interim analysis of the DREAMM-8 phase III head-to-head trial evaluating Blenrep (belantamab mafodotin), in combination with pomalidomide plus dexamethasone (PomDex), versus a standard of care, bortezomib plus PomDex, as a second line and later treatment for relapsed or refractory multiple myeloma. These late-breaking data, being presented today at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting (31 May - 4 June) in Chicago, IL, were featured in the official ASCO press programme and simultaneously published in the New England Journal of Medicine.

On the primary endpoint of progression-free survival (PFS), a statistically significant and clinically meaningful improvement (hazard ratio [HR]: 0.52 [95% confidence interval (CI): 0.37-0.73], p-value<0.001) was observed with the belantamab mafodotin combination (n=155) compared to the bortezomib combination (n=147). At a median follow-up of 21.8 months, the median PFS was not yet reached (95% CI: 20.6-not yet reached [NR]) with the belantamab mafodotin combination compared to 12.7 months (95% CI: 9.1-18.5) in the bortezomib combination. At the end of one year, 71% (95% CI: 63-78) of patients in the belantamab mafodotin combination group compared to 51% (95% CI: 42-60) in the bortezomib combination group were alive and had not progressed. A benefit for belantamab mafodotin plus PomDex was observed across all pre-specified subgroups including those with poor prognostic features, such as patients who were refractory to lenalidomide and patients with high-risk cytogenetics.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "With the robust results from the DREAMM-8 phase III head-to-head trial, we now have consistent data from two phase III trials supporting the potential for Blenrep combinations to redefine the treatment of multiple myeloma at or after first relapse. This is exciting news given the high unmet need for new and efficacious combinations once patients relapse or stop responding to initial treatments. We continue to share data and discuss our path forward with regulators."

A positive overall survival (OS) trend was observed but not statistically significant (HR: 0.77 [95% CI: 0.53-1.14]) at the interim analysis. OS follow-up continues and further analyses are planned. At the end of one year, 83% (95% CI: 76-88) of patients were alive in the belantamab mafodotin combination group versus 76% (95% CI: 68-82) in the bortezomib combination group. The safety and tolerability profile of the belantamab mafodotin combination was broadly consistent with the known profile of the individual agents.

Suzanne Trudel, MD, Department of Medical Oncology and Hematology, Princess Margaret Cancer Centre, University Health Network, Toronto, Canada, said: "The profound progression-free survival benefit seen in DREAMM-8 highlights the potential for belantamab mafodotin, when used with pomalidomide and dexamethasone, to improve outcomes for patients with relapsed/refractory multiple myeloma. This combination may have potential to redefine treatment of multiple myeloma at or after first relapse, a setting where patients may benefit from novel therapies."

Similar to the results seen in the DREAMM-7 phase III head-to-head trial, in DREAMM-8 the belantamab mafodotin combination also resulted in clinically meaningful improvements consistently across secondary efficacy endpoints, showing that the belantamab mafodotin combination resulted in deeper and more durable responses compared to the bortezomib combination. Key improvements included rate of complete response (CR) or better (more than twofold improvement); minimal residual disease (MRD) negativity rate (nearly fivefold improvement); and duration of response (median not yet reached with the belantamab mafodotin combination versus 17.5 months with the bortezomib combination).

Key and other secondary endpoint summaries are listed below.

Key and Other Secondary Endpoints
Endpoint	belantamab mafodotin + pomalidomide and dexamethasone (BPd) (n= 155)	pomalidomide + bortezomib and dexamethasone (PVd) (n=147)
ORR (overall response rate), % (95% CI)	77% (70.0-83.7)	72% (64.1-79.2)
sCR (stringent complete response), %	9%	3%
CR (complete response), %	31%	14%
VGPR (very good partial response), %	24%	22%
PR (partial response), %	14%	34%
CR or better rate (sCR+CR), % (95% CI)	40% (32.2-48.2)	16% (10.7-23.3)
VGPR or better rate (sCR+CR+VGPR), % (95% CI)	64% (55.8-71.4)	38% (30.2-46.5)
MRD negativity rate* % (95% CI)	23.9% (17.4-31.4)	4.8% (1.9-9.6)
Duration of response (months), median (95% CI)	NR (24.9-NR)	17.5 months (12.1-26.4)
Overall Survival**
HR (95% CI)	0.77 (0.53-1.14)
* Measured in patients with a sCR or CR.

** Follow-up for OS is ongoing.

NR: Not yet reached.

Grade 3 or higher non-ocular adverse events (AEs) of clinical interest in the belantamab mafodotin combination versus bortezomib combination arms, respectively, included neutropenia (57% versus 39%; 42 patients/100 person-years in both arms); thrombocytopenia (38% versus 29%; 28 vs 31 patients/100 person-years); and pneumonia (17% versus 8%; 13 versus 8 patients/100 person-years).

Eye-related side effects, a known risk of treatment with belantamab mafodotin, were generally reversible, manageable with dose modifications, and led to low (9%) treatment discontinuation rates. Grade 3 or higher ocular adverse events occurred in 43% of patients receiving the belantamab mafodotin combination (Grade 3: 42%; Grade 4: 1%). Most commonly reported grade 3 or higher ocular symptoms included blurred vision (Grade 3: 17%; Grade 4: 0), dry eye (Grade 3: 8%: Grade 4: 0), and foreign body sensation in the eyes (Grade 3: 6%; Grade 4: 0). Fifty-one patients (34%) with a best corrected visual acuity (BCVA) of 20/25 or better in at least one eye at baseline had a worsening in both eyes to 20/50 or worse. At the time of this analysis, the first occurrence of such events had improved in 92% of these patients, and resolved in 85%, with a median time to resolution of 57 days (range: 14-451 days).

Global health status quality of life (QOL), as measured by the EORTC-QLQ-C30 remained stable in both treatment arms over time, suggesting that treatment did not lead to any decline in overall health related QOL.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin in early lines of treatment and in combination with novel therapies and standard of care treatments. DREAMM-8 is the second phase III head-to-head belantamab mafodotin combination trial in second line and later treatment for multiple myeloma to report positive results. Positive findings from DREAMM-7, a phase III head-to-head trial evaluating belantamab mafodotin in combination with bortezomib and dexamethasone (BorDex) versus daratumumab plus BorDex in the same treatment setting, were presented1 at the ASCO Plenary Series on 6 February 2024, shared in an encore presentation at the 2024 ASCO Annual Meeting, and published in the New England Journal of Medicine.

About DREAMM-8
The DREAMM-8 phase III clinical trial is a multicentre, open-label, randomised trial evaluating the efficacy and safety of belantamab mafodotin in combination with PomDex compared to a combination of bortezomib and PomDex in patients with relapsed/refractory multiple myeloma previously treated with at least one prior line of multiple myeloma therapy, including a lenalidomide-containing regimen, and who have documented disease progression during or after their most recent therapy. Compared to the patient population studied in the DREAMM-7 trial, patients in DREAMM-8 were more heavily pre-treated in that all had prior exposure to lenalidomide, 75% were refractory to lenalidomide, 25% had prior daratumumab exposure and of those most were daratumumab refractory.

A total of 302 participants were randomised at a 1:1 ratio to receive either belantamab mafodotin plus PomDex, or bortezomib plus PomDex.

The primary endpoint is PFS as per an independent review committee. Key secondary endpoints include OS, minimal residual disease negativity as assessed by next-generation sequencing, and duration of response. Other secondary endpoints include ORR, patient-reported quality of life outcomes, adverse events, eye exam findings, and laboratory investigations.

About multiple myeloma
Multiple myeloma is the third most common blood cancer globally and is generally considered treatable but not curable.2,3 There are approximately 176,000 new cases of multiple myeloma diagnosed globally each year.4 Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.5

About Blenrep
Blenrep is an antibody-drug conjugate comprising a humanised B-cell maturation antigen monoclonal antibody conjugated to the cytotoxic agent auristatin F via a non-cleavable linker. The drug linker technology is licensed from Seagen Inc.; the monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa Inc., a member of the Kyowa Kirin Group.

Refer to the Blenrep UK Summary of Product Characteristics6 for a full list of adverse events and the complete important safety information in the United Kingdom.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers, and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

1 GSK press release issued 05 February 2024. DREAMM-7 phase III trial shows Blenrep combination nearly tripled median progression-free survival versus standard of care combination in patients with relapsed/refractory multiple myeloma. Available at: https://www.gsk.com/en-gb/media/press-releases/dreamm-7-phase-iii-trial-shows-pfs-improvement-and-strong-os-trend-for-blenrep-combo-versus-soc-combo-in-multiple-myeloma/.
2 Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
3 Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681.doi:10.1053/j.seminoncol.2016.11.004.
4 Multiple Myeloma: Statistics. Cancer.net. Published February 2022. https://www.cancer.net/cancer-types/multiple-myeloma/statistics#:~:text=This%20year%2C%20an%20estimated%2034%2C470,with%20multiple%20myeloma%20in%202020. Accessed 19 October 2023.
5 Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20).
6 Blenrep UK Summary of Product Characteristics, available at: https://mhraproducts4853.blob.core.windows.net/docs/6f7040d4dd63fafa1f228164fce767517be4e3c6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 03, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc